August 19, 2019

Via EDGAR and Overnight Delivery

William H. Thompson
Accounting Branch Chief Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Global Payments Inc.
Form 10-K for the fiscal year ended December 31, 2018 Filed February 21, 2019 Form 8-K filed July 30, 2019
File No. 1-16111

Dear Mr. Thompson:
This letter sets forth the response of Global Payments Inc. (the "Company") to the comment provided by the staff (the "Staff") of the U.S. Securities and Exchange Commission regarding the above-referenced filing. For your convenience, we have set forth below the Staff's comment followed by our response.
Form 8-K Filed July 30, 2019
Exhibit 99.1, page 1

1.
We note you disclose Adjusted net revenue plus network fees even though both six month periods ended June 30, 2018 and 2019 are properly presented with the effect of the adoption of Topic 606. It appears that this is an individually tailored revenue recognition and measurement method being substituted for a GAAP measure. Please refer to Rule 100(b) of Regulation G and question 100.04 in our Compliance & Disclosure Interpretations on Non-GAAP Measures and advise or otherwise revise your disclosure.

Response:
The Company acknowledges the Staff’s comment and has considered Question 100.04 of the C&DI on Non-GAAP Financial Measures, relating to individually tailored revenue recognition and measurement methods and Rule 100(b) of Regulation G.
We believe that our disclosures of non-GAAP financial measures, including adjusted net revenue plus network fees, provide investors with additional key financial performance indicators that are utilized by management to assess operating results, evaluate the business and make strategic and tactical decisions. Therefore, these non-GAAP measures provide the investment community with a view of the business that is consistent with how the Company plans for and measures the performance of the business.

GLOBAL PAYMENTS INC. | 3550 LENOX ROAD NE, SUITE 3000 | ATLANTA, GEORGIA 30326 | T +1 770.829.8000 | GLOBALPAYMENTSINC.COM

In 2018, we adopted Topic 606, which changed the presentation of amounts that we pay to certain third parties, including payment networks, for GAAP reporting. Prior to this, we presented payment network fees as a component of operating expenses. With the adoption of Topic 606, we began presenting GAAP revenue net of payment network fees. This change in presentation affected our reported GAAP revenues and operating expenses by the same amount and had no effect on operating income or the timing of revenue recognition.
In conjunction with the adoption of Topic 606 in 2018, management began using adjusted net revenue plus network fees internally as its primary metric to measure the topline performance of the business, including the preparation of our internal financial forecasts and budgets, internal measurement of results, and establishment of performance targets for our management team. To that end, a significant amount of the variable compensation for our executive team is based on performance of this metric. Management utilizes this metric to measure internal performance as it is reflective of how we operate our business and how we make decisions regarding the pricing of our services to our customers.
At that time, we also began reporting adjusted net revenue plus network fees externally as a supplemental non-GAAP financial measure to provide additional information that is useful to readers of our financial statements as it provides insight as to how management assesses the business and measures performance. We also disclose this metric externally to allow for comparability to prior periods following the adoption of Topic 606. Investors and analysts evaluate revenue trends over a number of years, not just the current and prior year. We often present multi-year compound annual growth rates for our revenues, and that metric is only meaningful if the revenue measure for each period is determined on the same consistent basis.
Management, as well as our investors and other stakeholders, consistently use adjusted net revenue plus network fees amounts to assess performance and to provide insight into the multi-year growth trends of the business. Furthermore, adjusted net revenue plus network fees does not accelerate or change the timing of revenue recognition from the GAAP presentation.
Based on all of the foregoing considerations, we believe that disclosing adjusted net revenue plus network fees does not represent an individually tailored accounting method, but rather uses a defined metric to provide important insight into the growth and economics of our business in a manner consistent with how the Company assesses the business, measures performance and incentivizes its executives. Further, we respectfully submit that the non-GAAP presentation, together with the appropriate reconciliation to the most directly comparable GAAP measure and related disclosure of the purpose and use, is not misleading.
However, in response to the Staff’s comment, the Company will revise its future filings in order to provide additional clarity about the reasons for reporting the adjusted net revenue plus network fees metric. Below is an example of the additional disclosure to be included in future filings:
NON-GAAP FINANCIAL MEASURES

Adjusted net revenue plus network fees is used by management as a key financial performance indicator to measure topline performance, evaluate performance targets for the management team and make certain strategic business decisions. Additionally, adjusted net revenue plus network fees provides insight into the multi-year growth of the business on a comparative basis, since reported GAAP revenues are not comparable across the periods before and after adoption of Topic 606 on January 1, 2018.

Should you or any member of your team have any further questions or need any additional information, please contact me at (770) 829-8256.

Sincerely,

/s/ David L. Green
David L. Green
Executive Vice President, General Counsel and Corporate Secretary